# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Origin Agritech Limited, CIK 0001321851
CUSIP: G67828205
Title of class of securities: Ordinary Shares
Address of issuer's principal executive offices: Origin, Xushuang Rd., Songzhuang, Tongzhou Dist, Beijing, China (F4), 101119
Date of event which requires filing of this statement: 09/29/2025
Filed by CIK 0002092826
Persons authorized to receive notices and communications: Michelle Xie, 2612, Tower 1 of Admiraty Centre, 18 Harcourt Road, Admiralty, HONG KONG, Hong Kong (K3), 000000, 8615807310186; Andrew D. Hudders, Golenbock Eiseman Assor Bell &Peskoe LLP, 711 Third Avenue-17h Floor, New York City, New York (NY), 10017, 212-907-7349

## Reporting persons
- Agriflag Company Limited (CIK 0002092826): type of reporting person: corporation (CO); citizenship or place of organization: Hong Kong (K3); source of funds: working capital (WC); sole voting power 2,000,000; shared voting power 0; sole dispositive power 2,000,000; shared dispositive power 0; aggregate amount beneficially owned 2,000,000 (16.47% of the class)
- Weibin Yan: type of reporting person: individual (IN); citizenship or place of organization: China (F4); source of funds: working capital (WC); sole voting power 2,314,400; shared voting power 0; sole dispositive power 2,314,400; shared dispositive power 0; aggregate amount beneficially owned 2,314,400 (19.06% of the class)

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares
Name of issuer: Origin Agritech Limited
Address of issuer's principal executive offices: Origin, Xushuang Rd., Songzhuang, Tongzhou Dist, Beijing, China (F4), 101119

## Item 2. Identity and Background
Name of person filing: Weibin Yan
Residence or business address: Unit 12, 26/F, Tower 1 of Admiralty Centre, 18 Harcourt Road, Admiralty, Hong Kong
Present principal occupation or employment: CEO of Origin Agritech Limited
Criminal convictions in the last five years: Not applicable
Civil proceedings (securities laws) in the last five years: Not applicable
Citizenship: China

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Working capital

## Item 4. Purpose of Transaction
Purpose of transaction: The purpose of the acquisition of ordinary shares by Agriflag Company Limited is to make a long term investment into the issuer. Neither Agriflag Company Limited nor its beneficial owner has any present plans or proposals that would result in any of the actions enumerated in Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The reporting person, Agriflag Company Limited, owns directly 2,000,000, ordinary shares which equals 16.47% of the issued and outstanding shares of the issuer as of the date hereof. Mr. Weibin Yan owns and additional 314,000 ordinary shares to those owned by Agriflag Company Limited, a company he controls, and consequently owns 2,314,000 ordinary shares representing 19.06% of the issued and outstanding shares of the issuer as of the date hereof. The current percentage is based on 12,143,526 ordinary shares outstanding as of October 21, 2025
Number of shares as to which each person has sole or shared power to vote or dispose:
Agriflag Company Limited: 2,000,000 ordinary shares.

Mr. Weibin Yan: 2,314,400 ordinary shares (including those held by Agriflag Company Limited).
Transactions in the class effected during the past sixty days: Agriflag Company Limited entered into a securities purchase agreement dated September 29, 2025 with the Company to purchase ordinary shares. The shares were purchased on September 29, 2025 at a per share price of $1.20. Agriflag Company Limited paid an aggregate of $2,400,000 for the aggregate of 2,000,000 ordinary shares. The transactions were made in an exempt offering under Regulation S, of the Securities Act of 1933, as amended. Mr. Yan, as the sole director of Agriflag Company Limited, currently has dispositive and voting authority over 2,314,400 ordinary shares, representing 19.06% of the issued and outstanding shares, based on 12,143,526 ordinary shares being issued and outstanding immediately after the transaction. The securities purchased by Agriflag Company Limited were for investment, and not for distribution. The purchaser, Mr. Yan, is the Chief Executive Officer and a director of the issuer; however, he does not possess any shareholder rights or privileges different from those of any other holders of the issuer'issued and outstanding ordinary shares.
Other persons with the right to receive dividends or sale proceeds: Mr. Weibin Yan, the sole director of Agriflag Company Limited, has the sole voting and dispositive authority over the ordinary shares of the issuer held by the foregoing company.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: See Item 5 (c) of this Schedule 13D report.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Securities Purchase Agreement for sale of ordinary shares dated September 29, 2025 (incorporated by reference to Exhibit 4.2 to the Report on Form 6-K filed by Origin Agritech Limited on September 30 2025 https://www.sec.gov/Archives/edgar/data/1321851/000110465925094738/tm2527345d1_6k.htm)

## Signatures
- Agriflag Company Limited: Weibin Yan, Sole Director (10/27/2025)
- Weibin Yan: Weibin Yan, Sole Director (10/27/2025)